CUSIP No. 878311109	Page 1 of 7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

TechTeam Global, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

878311109
(CUSIP Number)

Seth W. Hamot Roark, Rearden & Hamot, LLC 222 Berkeley Street, 17th Floor Boston, MA 02116 (617) 595-4400	Jeffrey R. Katz, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 1, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878311109	Page 2 of 7

1.	NAME OF REPORTING PERSON: Costa Brava Partnership III L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,319,274
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,319,274
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,274
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%1
14.	TYPE OF REPORTING PERSON PN

1 Based on 11,189,878 shares outstanding as of August 1, 2010, as reported by the Issuer in its Report on Form 10-Q for the quarter ended June 30, 2010, as filed on August 9, 2010.

CUSIP No. 878311109	Page 3 of 7

1.	NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,319,274
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,319,274
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,274
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%1
14.	TYPE OF REPORTING PERSON OO

1 Based on 11,189,878 shares outstanding as of August 1, 2010, as reported by the Issuer in its Report on Form 10-Q for the quarter ended June 30, 2010, as filed on August 9, 2010.

CUSIP No. 878311109	Page 4 of 7

1.	NAME OF REPORTING PERSON: Seth W. Hamot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,319,274
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,319,274
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,274
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%1
14.	TYPE OF REPORTING PERSON IN, HC

1 Based on 11,189,878 shares outstanding as of August 1, 2010, as reported by the Issuer in its Report on Form 10-Q for the quarter ended June 30, 2010, as filed on August 9, 2010.

CUSIP No. 878311109	Page 5 of 7

AMENDMENT NO. 11 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 16, 2005, as amended by Amendment No. 1 filed on December 20, 2005, Amendment No. 2 filed January 9, 2006, Amendment No. 3 filed on February 24, 2006, Amendment No. 4 filed on March 9, 2006, Amendment No. 5 filed on May 11, 2006, Amendment No. 6 filed on August 15, 2006, Amendment No. 7 filed on January 12, 2009, Amendment No. 8 filed on February 12, 2009, Amendment No. 9 filed on June 8, 2010 and Amendment No. 10 filed on September 23, 2010 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

    Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto

On November 1, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Stefanini International Holdings, Ltd (“Stefanini”) and Platinum Merger Sub, Inc., a wholly-owned subsidiary of Stefanini (the “Purchaser”). Pursuant to the terms of the Merger Agreement, and subject to the conditions thereof, the Purchaser agreed to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the Issuer’s common stock, par value $0.01 per share (the “Shares”), for $8.35 per share, net to the holders thereof in cash, subject to applicable withholding taxes. In connection with and as a condition to the Offer, Costa Brava Partnership III L.P. (“Costa Brava”) entered into a Tender and Support Agreement with Stefanini and the Purchaser, dated November 1, 2010 (the “Tender and Support Agreement”). Pursuant to the Tender and Support Agreement, and in accordance with the terms and conditions thereof, Costa Brava agreed (i) to tender all of its beneficially owned Shares in the Offer and (ii) if required, to vote all of its beneficially owned Shares in favor of adoption of the Merger Agreement and the transactions contemplated thereby. The Merger Agreement is incorporated herein as Exhibit A by reference to Exhibit 2.1 to the Issuer’s Report on Form 8-K filed with the Commission on November 2, 2010 and the Tender and Support Agreement is filed herewith as Exhibit B. Any descriptions of the Merger Agreement and the Tender and Support Agreement, respectively, are qualified in their entirety by reference thereto.

As of the date of this Amendment No. 11, except as set forth above or in the information previously reported on the Schedule 13D, none of the Filers has any present plan or intention which may result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

    Item 5.   Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated by reference to the information provided on the cover pages to this Amendment No. 11.

CUSIP No. 878311109	Page 6 of 7

    Item 6.   Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

The information set forth in Item 4 of this Amendment No. 11 and the exhibits hereto are incorporated herein by reference.

    Item 7.   Material to be Filed as Exhibits.

Exhibit A – Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Report on Form 8-K filed with the Commission on November 2, 2010)

Exhibit B – Tender and Support Agreement

CUSIP No. 878311109	Page 7 of 7

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 3, 2010

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC its General Partner

By:	/s/ Seth W. Hamot
Seth W. Hamot President

ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Seth W. Hamot President

SETH W. HAMOT
By:	/s/ Seth W. Hamot
Seth W. Hamot